UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☒

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456 AND 333-97305) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
NEWS RELEASE
RECENT DEVELOPMENTS
FINANCIAL RESULTS
HIGHLIGHTS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
NEWS RELEASE
NEWS RELEASE

The following documents are being submitted herewith:

•	Press Release dated November 7, 2002.

•	Press Release dated November 18, 2002.

•	Press Release dated November 22, 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date:	December 2, 2002	By:	“Blaine G. Melnyk” Blaine G. Melnyk Corporate Secretary & Associate General Counsel

NEWS RELEASE

Enbridge executes strategic initiatives and delivers nine-month earnings of $542.5 million

CALGARY, Alberta, November 7, 2002 – Earnings applicable to common shareholders for the nine months ended September 30, 2002 are $542.5 million, or $3.42 per share, compared with $418.7 million, or $2.66 per share, for the same period in 2001. The results demonstrate continued growth in operating earnings from liquids pipelines and international operations. The weather in the gas distribution franchise area was warmer than normal during the first half of the year and adversely affected results. Earnings for 2002 also include a gain of $240.0 million, after tax, from the sale of the Energy Services business and a $76.3 million after-tax writedown of assets to be sold to Enbridge Energy Partners, L.P. in the fourth quarter. Prior year’s earnings included the benefit of $58.5 million related to income tax rate reductions. After adjusting for significant one-time gains and losses and the impact of weather, earnings for the nine months ended September 30, 2002 are $389.0 million, compared with $356.0 million for the same period last year.

Earnings for the quarter ended September 30, 2002 are $72.4 million, before the asset writedown announced in September, an increase of $7.6 million when compared with the third quarter in 2001. Earnings in 2002 reflect the positive effects of growth in the liquids pipelines business, colder than normal weather in the gas distribution franchise area during the third quarter and the investment in 2002 in CLH of Spain, partially offset by higher corporate costs. After the writedown, a loss of $3.9 million was recorded for the three months ended September 30, 2002, or $0.03 per share, compared with earnings of $64.8 million, or $0.41 per share, for the three months ended September 30, 2001.

“During the quarter we made progress on and achieved a number of key strategic initiatives,” said Enbridge President & Chief Executive Officer, Patrick D. Daniel. “While the sale of the Midcoast assets to Enbridge Energy Partners, L.P. took longer than we anticipated, we have delivered on that commitment. The Partnership now enjoys a stronger, more diversified asset base which will provide an excellent platform for future growth. Enbridge benefits from that growth through our equity interest and higher distributions to the general partner, owned by Enbridge. The sale of the Midcoast assets also will assist in achieving our target leverage of 60 to 65% by year end.”

Mr. Daniel continued, “Year-to-date results, adjusted for non-recurring items, reflect Enbridge’s formula of predictable and stable core earnings growth. This growth will be enhanced further by our increased interest in Alliance.”

The Enbridge Board of Directors today also declared quarterly dividends of $0.38 per common share and $0.34375 per Series A preferred share. Both dividends are payable on December 1, 2002 to shareholders of record on November 20, 2002.

RECENT DEVELOPMENTS

Assets Held for Sale – Enbridge Midcoast Energy

On October 17, 2002, the Company closed the sale of the United States assets of Enbridge Midcoast Energy to Enbridge Energy Partners, L.P. (Partnership) for consideration of US $820 million, including cash and the assumption of debt.

Concurrent with the sale transaction, Enbridge Energy Management, L.L.C. (EEM), a subsidiary of Enbridge, completed an initial public offering of 9,000,000 shares representing limited liability company interests with limited voting rights. The net proceeds from the offering were used to purchase i-units, a new class of limited partnership interests, from the Partnership. The proceeds from the i-units have been used to finance a portion of the acquisition cost of the assets. In connection with the offering, Enbridge purchased 17.2% of the EEM shares, increasing its effective ownership in the Partnership to 14.1% from 12.9%. EEM has no assets or operations other than those related to the interest in the Partnership and, by agreement, will manage the business and affairs of the Partnership. The EEM shares trade on the New York Stock Exchange under the symbol “EEQ”.

Alliance Pipeline Ownership

In the third quarter, Enbridge agreed to purchase Williams’ 14.6% and El Paso’s 14.4% interests in the Alliance Pipeline. The acquisition from El Paso also includes its 14.4% interest in Aux Sable and Alliance Canada Marketing. Enbridge will not assume either company’s direct merchant capacity commitments on the pipeline.

As the acquisitions are subject to the right of first refusal of the other Alliance owners, Enbridge anticipates that its ownership in the Alliance Pipeline will increase by approximately 17%, at a total cost of about $300 million in cash. Enbridge then would own approximately 38% of Alliance and 31% of Aux Sable. The Company expects that a reduced number of partners in the Alliance Pipeline will result in efficiencies. The acquisitions are subject to regulatory approvals and are expected to close in the fourth quarter of 2002.

Enbridge Gas Distribution Rate Application

In September, Enbridge Gas Distribution (formerly Enbridge Consumers Gas) filed its 2003 rate application with the Ontario Energy Board. The application is a traditional cost-of-service application. Enbridge Gas Distribution plans to apply to the Ontario Energy Board for a renewed and comprehensive incentive regulation plan to commence in 2004.

FINANCIAL RESULTS

Enbridge’s earnings include results from continuing and discontinued operations. Earnings from continuing operations are discussed in the following analysis of financial results.

Earnings from continuing operations for the nine months ended September 30, 2002 are $300.2 million, or $1.89 per share, compared with earnings of $383.5 million, or $2.44 per share, for the same period in 2001. Growth in earnings from liquids pipelines and international operations has been more than offset by the writedown to fair value of the assets held for sale, warmer than normal weather and the positive impact of income tax rate reductions on earnings in 2001.

Earnings for the three months ended September 30, 2002 of $72.4 million from continuing operations, excluding the asset writedown, compares with earnings of $58.4 million for the same three months in 2001. Growth in earnings from the liquids pipelines and international operations, combined with colder than normal weather in the third quarter, is partially offset by higher corporate costs.

Energy Transportation North

Earnings are $169.2 million for the nine months ended September 30, 2002, an increase of $33.3 million over the same period in 2001. Earnings from the multi-phase Terrace expansion are higher because the 2001 request to construct Phase III, results in incremental earnings and Phase II was placed into service in early 2002. The Enbridge Athabasca System generated higher earnings due to the construction of new facilities. Improved results from the Company’s investments in the Alliance Pipeline, Aux Sable and the Vector Pipeline, partially offset by increased losses from the merchant capacity commitments, also contributed to the increase.

Earnings for the three months ended September 30, 2002 of $56.3 million are $10.2 million higher than the same period last year resulting from a higher contribution from Terrace and expansion on the Athabasca System. The prior year included an adjustment of oil inventory due to shippers.

Energy Transportation South

Results for the nine months ended September 30, 2002 reflect a loss of $38.6 million, compared with earnings of $27.8 million for the same period last year. The 2002 results include the writedown of the Enbridge Midcoast Energy assets, amounting to $76.3 million, to be sold to the Partnership. Excluding this writedown, earnings for 2002 are higher by $9.9 million and reflect higher earnings from the Partnership, resulting from the acquisitions of the North Dakota and East Texas systems. Enbridge Midcoast Energy earnings in 2001 include results only from May 2001, the date of acquisition. The 2002 results also include adjustments related to the prior year, recorded in the first quarter of 2002, that reduced earnings.

Before the writedown of the Enbridge Midcoast Energy assets, earnings from Energy Transportation South for the third quarter of 2002 are $11.7 million higher than the same period last year. Earnings from Energy Transportation South reflect improved Partnership performance and better operating margins for the Enbridge Midcoast Energy assets.

Energy Distribution

Earnings from Energy Distribution are $149.7 million for the nine months ended September 30, 2002, compared with $227.4 million for the nine months ended September 30, 2001. Lower earnings in 2002 are attributable to the warmer than normal weather experienced in the Enbridge Gas Distribution franchise area in 2002, amounting to $29.4 million, and the positive impact of income tax rate reductions in 2001 of $45.0 million. Degree days, which are used as a measure of coldness, were 10% fewer than 2001 and 8% less than the forecast based on normal weather. Due to the seasonal nature of energy distribution operations, quarterly earnings are not indicative of full year results.

Earnings for the third quarter of 2002 are $3.1 million and approximate earnings for the same period in 2001. While the weather was colder during the third quarter of 2002 in comparison with 2001, based on degree days, the third quarter of 2001 included the positive earnings impact stemming from the settlement of 2001 rates. The 2002 rate settlement is expected to be reached in the fourth quarter.

International

International earnings are $50.4 million for the nine months ended September 30, 2002, an increase of $25.3 million from the first nine months of 2001. The acquisition of CLH in the first quarter represents the growth in International, as earnings from other operations approximate last year. The operating results from CLH are better than expected due to higher storage revenues and lower operating costs.

Third quarter 2002 earnings are $16.4 million. The increase of $9.0 million from last year is primarily due to earnings from CLH.

Corporate

Corporate costs total $30.5 million for the nine months ended September 30, 2002, compared with $32.7 million for the same period in 2001. Costs for 2002 include a gain on the sale of securities of $17.8 million, realized in the first quarter. Financing costs increased in 2002 due to higher average debt balances, partially offset by lower interest rates. Corporate activities contributed less in 2002 and increased business development activities generated higher costs.

Corporate costs for the three months ended September 30, 2002 are $19.5 million, compared with $1.6 million for the three months ended September 30, 2001. Although average debt balances were lower, interest rates were higher and financing costs for the new preferred securities were incurred. In addition, the Company experienced increased business development costs, a lower contribution from corporate activities and higher tax recoveries in 2001.

Discontinued Operations

Net earnings from discontinued operations for the nine months ended September 30, 2002 are $242.3 million, compared with $35.2 million for the same period in 2001. The 2002 results include a gain of $240.0 million on the sale, in May 2002, of the Energy Services business. The amount of the gain is subject to working capital adjustments, expected to be finalized in the fourth quarter. Earnings in 2001 included $14.3 million related to the positive effect of income tax rate reductions.

Liquidity and Capital Resources

During 2002 the Company completed a preferred securities offering, raising net proceeds of $193.5 million and a common equity offering, raising net proceeds of

$245.2 million. Also, in May 2002, the Company received proceeds of $1 billion on the sale of the Energy Services business. Proceeds from these transactions were used primarily to reduce debt associated with acquisitions and reduce the Company’s consolidated leverage.

The following transactions will have an effect on liquidity and capital resources subsequent to September 30, 2002. The sale of the Enbridge Midcoast Energy assets to the Partnership for US $820 million closed on October 17, 2002. The Company received cash proceeds of approximately US $330 million and the remaining consideration, in the form of assumed affiliated debt, will be settled when the Partnership secures additional financing. Concurrent with the sale transaction, EEM completed a public offering of 9,000,000 shares. The net proceeds from the EEM offering were used to purchase i-units in the Partnership and the net proceeds from the i-units were used to fund the cash portion of the acquisition cost. In connection with the EEM offering, Enbridge purchased 17.2% of the EEM shares for US $60.5 million. The Company’s consolidated leverage is expected to improve further through reductions in the affiliated company debt as the Partnership secures additional financing.

The Company has agreed to purchase additional ownership interests in the Alliance Pipeline for approximately $300 million, expected to close in the fourth quarter. This purchase is planned to be financed from existing credit facilities.

The Company continues to generate sufficient cash from operations to fund current operations, dividends, scheduled debt repayments and planned capital expenditures. Net cash provided by operations increased $326.6 million in 2002, compared with the same period in 2001, due mainly to reductions in current assets. The primary reduction is lower gas in storage, which reflects the lower commodity cost of gas in 2002.

Enbridge Midcoast Energy is classified as held for sale on the statement of financial position. Capital expenditures and the acquisition of the Northeast Texas assets in the first quarter of 2002 have increased assets held for sale at September 30, 2002 from December 31, 2001. Long-term investments include the 25% equity investment in CLH, acquired in the first quarter of 2002. These items, in addition to capital expenditures in Energy Transportation North and Energy Distribution, represent the majority of the cash used for investing purposes. Expenditures in Energy Transportation North include construction of new facilities on the Enbridge Athabasca System. Energy Distribution expenditures include capital maintenance and expansion of the gas distribution system. In addition to the proceeds from the sale of the Energy Services business, cash from investing activities includes proceeds from the sale of securities.

Financing activities reflect reduction of debt using the proceeds received from the sale of the Energy Services business, as well as the issuance of preferred securities in the first quarter and common equity in the third quarter.

* * *

Enbridge will hold a conference call at 2:15 p.m. Mountain time (4:15 p.m. Eastern time) today to discuss the nine-month results. The call will be broadcast live on the Internet at www.enbridge.com/investor. A replay will be available shortly thereafter.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec and in New York State; and is developing a gas distribution system for the Province of New Brunswick. The Company employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Enbridge Contacts:

Media Jim Rennie (403) 231-3931 E-mail: jim.rennie@corp.enbridge.com	Investment Community Colin Gruending (403) 231-5919 E-mail:colin.gruending@corp.enbridge.com

ENBRIDGE INC.
HIGHLIGHTS1

	Three months ended		Nine months ended
	September 30		September 30

(unaudited; millions of Canadian dollars, except per share amounts)	2002	2001	2002	2001

FINANCIAL
Earnings/(Loss) Applicable to Common Shareholders
Energy Transportation North	56.3	46.1	169.2	135.9
Energy Transportation South	(60.2)	4.4	(38.6)	27.8
Energy Distribution	3.1	2.1	149.7	227.4
International	16.4	7.4	50.4	25.1
Corporate	(19.5)	(1.6)	(30.5)	(32.7)

Continuing operations	(3.9)	58.4	300.2	383.5
Discontinued operations	—	6.4	242.3	35.2

	(3.9)	64.8	542.5	418.7

Cash Provided By Operating Activities
Earnings plus charges/(credits) not affecting cash	250.6	123.7	692.9	570.3
Changes in operating assets and liabilities	16.3	126.3	193.2	5.2
Cash provided by operating activities of discontinued operations	—	59.2	28.6	12.6

	266.9	309.2	914.7	588.1

Common Share Dividends	62.3	56.9	186.5	170.5
Per Common Share Amounts
Earnings/(loss) from continuing operations	(0.03)	0.37	1.89	2.44
Earnings from discontinued operations	—	0.04	1.53	0.22

	(0.03)	0.41	3.42	2.66

Dividends	0.38	0.35	1.14	1.05

Weighted Average Common Shares Outstanding (millions)			158.9	157.4

OPERATING
Energy Transportation[2]
Deliveries (thousands of barrels per day)	2,063	1,984	2,066	2,100
Barrel miles (billions)	173	160	522	517
Average haul (miles)	909	878	926	903
Energy Distribution[3]
Volumes (billion cubic feet)	99	85	363	382
Number of active customers (thousands)	1,618	1,566	1,618	1,566
Degree day deficiency[4]
Actual	851	691	3,358	3,732
Forecast based on normal weather	699	760	3,631	3,744

1.	Highlights of Energy Distribution reflect the results of Enbridge Gas Distribution (formerly Enbridge Consumers Gas) and other gas distribution operations for the three and nine months ended June 30, 2002 and 2001.

2.	Energy Transportation operating highlights include the statistics of the Lakehead System and wholly-owned liquid pipeline operations.

3.	Energy Distribution volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

4.	Degree-day deficiency is a measure of coldness. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended		Nine months ended
	September 30		September 30

(unaudited; millions of Canadian dollars, except per share amounts)	2002	2001	2002	2001

Revenues
Gas sales	779.3	646.9	2,627.5	2,298.8
Transportation	309.2	276.4	1,049.7	906.7
Energy services	87.1	46.2	234.0	142.0

	1,175.6	969.5	3,911.2	3,347.5

Expenses
Gas costs	683.8	552.2	2,285.9	1,896.8
Operating and administrative	245.7	190.1	683.7	525.9
Depreciation	98.0	100.2	307.9	289.7
Writedown of assets held for sale	117.4	—	117.4	—

	1,144.9	842.5	3,394.9	2,712.4

Operating Income	30.7	127.0	516.3	635.1
Investment and Other Income	69.6	53.2	219.6	169.1
Interest Expense	(106.8)	(111.6)	(320.9)	(314.5)

Earnings/(Loss) from Continuing Operations
Before Income Taxes	(6.5)	68.6	415.0	489.7
Income Taxes	11.2	(3.9)	(90.1)	(87.8)

Earnings from Continuing Operations	4.7	64.7	324.9	401.9
Earnings from Discontinued Operations	—	6.4	242.3	35.2

Earnings	4.7	71.1	567.2	437.1
Preferred Security Distributions	(6.9)	(4.5)	(19.6)	(13.2)
Preferred Share Dividends	(1.7)	(1.8)	(5.1)	(5.2)

Earnings/(Loss) Applicable to Common Shareholders	(3.9)	64.8	542.5	418.7

Earnings/(Loss) Applicable to Common Shareholders
Continuing Operations	(3.9)	58.4	300.2	383.5
Discontinued Operations	—	6.4	242.3	35.2

	(3.9)	64.8	542.5	418.7

Earnings/(Loss) Per Common Share
Continuing Operations	(0.03)	0.37	1.89	2.44
Discontinued Operations	—	0.04	1.53	0.22

	(0.03)	0.41	3.42	2.66

Diluted Earnings/(Loss) Per Common Share
Continuing Operations	(0.03)	0.37	1.87	2.42
Discontinued Operations	—	0.04	1.51	0.22

	(0.03)	0.41	3.38	2.64

     See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Nine months ended September 30

(unaudited; millions of Canadian dollars)	2002	2001

Retained Earnings at Beginning of Period	812.3	581.3
Earnings Applicable to Common Shareholders	542.5	418.7
Common Share Dividends	(186.5)	(170.5)
Preferred Security Issue Costs	(4.2)	—
Effect of Change in Accounting for Stock-based Compensation	(5.4)	—

Retained Earnings at End of Period	1,158.7	829.5

     See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Nine months ended
	September 30		September 30

(unaudited; millions of Canadian dollars)	2002	2001	2002	2001

Cash Provided By Operating Activities
Earnings from continuing operations	4.7	64.7	324.9	401.9
Charges/(credits) not affecting cash
Depreciation	98.0	100.2	307.9	289.7
Equity earnings less than/(in excess of) cash distributions	7.7	11.8	(22.1)	0.4
Gain on reduction of ownership interest	—	—	(10.0)	(11.5)
Writedown of assets held for sale	117.4	—	117.4	—
Gain on sale of securities	—	—	(21.4)	—
Future income taxes	41.0	(47.4)	48.4	(78.0)
Other	(18.2)	(5.6)	(52.2)	(32.2)
Changes in operating assets and liabilities	16.3	126.3	193.2	5.2
Cash provided by operating activities of discontinued operations	—	59.2	28.6	12.6

	266.9	309.2	914.7	588.1

Investing Activities
Additions to property, plant and equipment	(156.3)	(169.5)	(542.0)	(389.0)
Long-term investments	(14.7)	(1.1)	(463.5)	(36.2)
Sale of Energy Services business	—	—	993.3	—
Acquisition of Northeast Texas assets	—	—	(289.3)	—
Proceeds from sale of securities	—	—	110.5	—
Acquisition of Midcoast Energy Resources, Inc.	—	—	—	(561.8)
Loans to affiliate	(0.2)	(2.8)	222.3	(56.4)
Changes in construction payable	3.3	7.1	(12.2)	(26.8)
Other	11.8	0.8	15.9	(2.2)

	(156.1)	(165.5)	35.0	(1,072.4)

Financing Activities
Net change in short-term borrowings and short-term debt	(206.3)	39.9	(1,035.6)	684.1
Long-term debt issued	—	—	247.4	505.6
Long-term debt repayments	—	(201.0)	(257.7)	(548.8)
Non-controlling interests	(1.4)	(1.1)	(3.7)	(2.9)
Preferred securities issued	—	—	193.5	—
Common shares issued	258.2	2.4	289.6	19.7
Preferred security distributions	(6.9)	(4.5)	(19.6)	(13.2)
Preferred share dividends	(1.7)	(1.8)	(5.1)	(5.2)
Common share dividends	(62.3)	(56.9)	(186.5)	(170.5)

	(20.4)	(223.0)	(777.7)	468.8

Increase/(Decrease) in Cash	90.4	(79.3)	172.0	(15.5)
Cash at Beginning of Period	155.6	130.8	74.0	67.0

Cash at End of Period	246.0	51.5	246.0	51.5

     See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,	December 31,
(millions of Canadian dollars)	2002	2001

	(unaudited)	(audited)
Assets
Current Assets
Cash	246.0	74.0
Accounts receivable and other	961.5	1,270.2
Gas in storage	253.7	665.6
Current assets of discontinued operations	—	123.0
Current assets held for sale	186.6	148.9

	1,647.8	2,281.7
Property, Plant and Equipment, net	6,940.8	6,817.5
Long-Term Investments	2,311.4	1,772.8
Deferred Amounts	395.1	329.7
Future Income Taxes	199.0	142.0
Long-Term Assets of Discontinued Operations	—	750.0
Long-Term Assets Held for Sale	1,332.3	1,034.0

	12,826.4	13,127.7

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	89.2	410.9
Accounts payable and other	664.1	679.9
Interest payable	87.8	100.2
Current maturities and short-term debt	1,022.7	1,810.2
Current liabilities of discontinued operations	—	73.8
Current liabilities held for sale	114.0	125.3

	1,977.8	3,200.3
Long-Term Debt	6,076.0	5,922.8
Future Income Taxes	777.4	722.8
Non-Controlling Interests	129.9	131.1
Long-Term Liabilities of Discontinued Operations	—	118.6

	8,961.1	10,095.6
Shareholders’ Equity
Share capital
Preferred securities	534.0	339.7
Preferred shares	125.0	125.0
Common shares	2,165.6	1,875.9
Retained earnings	1,158.7	812.3
Foreign currency translation adjustment	17.7	7.4
Reciprocal shareholding	(135.7)	(128.2)

	3,865.3	3,032.1

Contingencies (Note 9)
	12,826.4	13,127.7

     See accompanying notes to the unaudited consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and notes thereto included in Enbridge Inc.’s 2001 Annual Report. These interim financial statements are prepared on a consistent basis with those included in the 2001 Annual Report and follow the same accounting policies and methods of application, except as described in Note 1.

Earnings for interim periods may not be indicative of results for the fiscal year due to weather and other factors. Certain reclassifications have been made to the prior period financial statements to conform to the current year’s presentation.

1.   CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted the new accounting standard for stock-based compensation. The standard requires an expense to be recognized for certain awards of stock-based compensation. The standard, which requires retroactive application for certain of the Company’s awards as a charge to opening retained earnings without restatement of prior periods, resulted in a charge to opening retained earnings on adoption of $5.4 million.

Effective January 1, 2002, the Company adopted the new accounting standard for goodwill and other intangible assets. The standard requires, among other things, that goodwill no longer be amortized but will be tested for impairment at least annually. The standard is being applied prospectively. Goodwill arising from the acquisition of Midcoast Energy Resources, Inc. in May 2001, included in long-term assets held for sale, was amortized over 30 years prior to the adoption of the new standard. Results of operations for the three and nine months ended September 30, 2001 included goodwill amortization of $2.4 million and $3.8 million, respectively. This amortization reduced both basic and diluted earnings per share by $0.01 and $0.02 for the three and nine months ended September 30, 2001, respectively.

The Company has adopted the new accounting guideline for Hedging Relationships. The new guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, and establishes certain conditions for the application of hedge accounting. Since the Company is in compliance with SFAS No.133, the United States standard for derivative instruments and hedging activities, in the areas addressed by the guideline, the new guideline does not impact results.

2.   SEGMENTED INFORMATION
(millions of Canadian dollars)

Three months ended September 30, 2002

	Energy
	Transportation
			Energy
	North	South	Distribution	International	Corporate	Consolidated

Revenues	352.2	403.4	410.8	6.7	2.5	1,175.6
Gas costs	(169.8)	(333.1)	(180.9)	—	—	(683.8)
Operating and administrative	(72.3)	(40.8)	(123.9)	(4.3)	(4.4)	(245.7)
Depreciation	(35.4)	(2.2)	(58.5)	(0.9)	(1.0)	(98.0)
Writedown of assets held for sale	—	(117.4)	—	—	—	(117.4)

Operating income/(loss)	74.7	(90.1)	47.5	1.5	(2.9)	30.7
Investment and other income	18.0	8.5	2.4	16.8	23.9	69.6
Interest and preferred equity charges	(23.9)	(8.4)	(38.3)	(0.9)	(43.9)	(115.4)
Income taxes	(12.5)	29.8	(8.5)	(1.0)	3.4	11.2

Earnings/(loss) from continuing operations	56.3	(60.2)	3.1	16.4	(19.5)	(3.9)

Earnings from discontinued operations						—

Loss applicable to common shareholders						(3.9)

Three months ended September 30, 2001

	Energy
	Transportation
			Energy
	North	South	Distribution	International	Corporate	Consolidated

Revenues	179.0	239.6	542.3	7.3	1.3	969.5
Gas costs	—	(192.9)	(359.3)	—	—	(552.2)
Operating and administrative	(71.1)	(21.2)	(89.0)	(4.4)	(4.4)	(190.1)
Depreciation	(34.1)	(9.8)	(54.8)	(0.5)	(1.0)	(100.2)

Operating income/(loss)	73.8	15.7	39.2	2.4	(4.1)	127.0
Investment and other income	14.3	7.0	7.8	4.3	19.8	53.2
Interest and preferred equity charges	(26.9)	(13.2)	(37.8)	—	(40.0)	(117.9)
Income taxes	(15.1)	(5.1)	(7.1)	0.7	22.7	(3.9)

Earnings/(loss) from continuing operations	46.1	4.4	2.1	7.4	(1.6)	58.4

Earnings from discontinued operations						6.4

Earnings applicable to common shareholders						64.8

Nine months ended September 30, 2002

	Energy
	Transportation
			Energy
	North	South	Distribution	International	Corporate	Consolidated

Revenues	987.4	1,174.8	1,723.8	19.8	5.4	3,911.2
Gas costs	(440.0)	(982.0)	(863.9)	—	—	(2,285.9)
Operating and administrative	(201.4)	(113.7)	(345.6)	(11.4)	(11.6)	(683.7)
Depreciation	(104.3)	(23.2)	(172.0)	(2.1)	(6.3)	(307.9)
Writedown of assets held for sale	—	(117.4)	—	—	—	(117.4)

Operating income/(loss)	241.7	(61.5)	342.3	6.3	(12.5)	516.3
Investment and other income	49.8	31.5	29.9	46.0	62.4	219.6
Interest and preferred equity charges	(74.2)	(26.0)	(123.5)	(0.9)	(121.0)	(345.6)
Income taxes	(48.1)	17.4	(99.0)	(1.0)	40.6	(90.1)

Earnings/(loss) from continuing operations	169.2	(38.6)	149.7	50.4	(30.5)	300.2

Earnings from discontinued operations						242.3

Earnings applicable to common shareholders						542.5

Nine months ended September 30, 2001

	Energy
	Transportation
			Energy
	North	South	Distribution	International	Corporate	Consolidated

Revenues	528.2	457.5	2,337.5	20.8	3.5	3,347.5
Gas costs	—	(362.8)	(1,534.0)	—	—	(1,896.8)
Operating and administrative	(199.4)	(44.4)	(253.0)	(14.0)	(15.1)	(525.9)
Depreciation	(101.0)	(19.7)	(164.9)	(1.1)	(3.0)	(289.7)

Operating income/(loss)	227.8	30.6	385.6	5.7	(14.6)	635.1
Investment and other income	37.0	33.3	36.9	19.3	42.6	169.1
Interest and preferred equity charges	(79.1)	(18.4)	(120.1)	(0.1)	(115.2)	(332.9)
Income taxes	(49.8)	(17.7)	(75.0)	0.2	54.5	(87.8)

Earnings/(loss) from continuing operations	135.9	27.8	227.4	25.1	(32.7)	383.5

Earnings from discontinued operations						35.2

Earnings applicable to common shareholders						418.7

3.   ASSETS HELD FOR SALE

In October 2002, the Company closed the sale of the United States assets of Enbridge Midcoast Energy to Enbridge Energy Partners, L.P. (the Partnership), including the assets described in Note 4. In conjunction with the sale and the Partnership’s financing arrangements, which included the formation of Enbridge Energy Management, L.L.C. (EEM), the Company increased its ownership in the Partnership to 14.1% from 12.9%.

EEM is controlled by Enbridge and has been assigned the role as operator of the Partnership by the general partner, a wholly-owned subsidiary of the Company. The Company continues to exercise significant influence over the assets sold and, therefore, results of operations have not been segregated from continuing operations.

The book value of the assets was written down by $76.3 million (after tax) in the third quarter of 2002 to reflect fair value based on the proceeds of US $820 million. The purchase price is subject to adjustment for working capital, capital expenditures and other items. For the nine months ended September 30, 2002, excluding the asset writedown, the assets generated earnings of $10.5 million.

4.   ACQUISITION

In March 2002, the Company acquired natural gas gathering and processing facilities in Northeast Texas for cash consideration of $289.3 million. The facilities and the goodwill are included in the sale described in Note 3. All of the goodwill is expected to be deductible for tax purposes. The results of operations have been included in the consolidated statement of earnings from the date of acquisition.

(millions of Canadian dollars)
Fair Value of Assets Acquired
Property, plant and equipment	242.3
Goodwill	56.2
Working capital deficiency	(9.2)

289.3

Purchase Price
Cash	288.2
Transaction costs	1.1

289.3

5.   DISCONTINUED OPERATIONS

The sale of the Company’s business operations that provide energy products and services to retail and commercial customers, including the water heater rental program, closed in May 2002.

Selected financial information related to discontinued operations is as follows.

Financial Position

	September	December 31,
(millions of Canadian dollars)	2002	2001

Assets
Current assets	—	123.0
Property, plant and equipment	—	584.2
Other assets	—	165.8

	—	873.0

Liabilities
Current liabilities	—	73.8
Future income taxes	—	118.6

Net Assets of Discontinued Operations	—	680.6

Earnings

	Three months ended		Nine months ended
	September 30,		September 30,

(millions of Canadian dollars)	2002	2001	2002	2001

Net gain on disposition	—	—	240.0	—
Earnings for the period	—	6.4	2.3	35.2

Net earnings from discontinued operations	—	6.4	242.3	35.2

Revenues	—	114.5	181.9	330.2
Income tax expense/(recovery)	—	4.2	32.3	(7.2)
Allocated interest expense	—	10.4	12.1	27.6

6.   PREFERRED SECURITIES

In February 2002, the Company completed a public offering of $200 million, 7.8% Preferred Securities, for net proceeds of $193.5 million. The Preferred Securities may be redeemed at the Company’s option in whole or in part after the fifth anniversary of issue. The Company has the right to defer, subject to certain conditions, payments of distributions on the securities for a period of up to 20 consecutive quarterly periods. Deferred and regular distribution amounts are payable in cash or, at the option of the Company, in common shares of the Company. Since the distributions may be settled through the issuance of common shares at the Company’s option, the Preferred Securities are classified into their respective debt and equity components. The equity component of the Preferred Securities was $194.9 million at September 30, 2002.

7.   COMMON SHARES

On September 4, 2002, the Company completed a public offering of 5.0 million common shares at $46.30 per common share. In connection with the offering, the Company completed a private placement of 500,000 common shares to Noverco Inc., also at $46.30 per common share. Net proceeds from the public offering and the private placement totalled $245.2 million.

8.   STOCK-BASED COMPENSATION

The Company accounts for the issue of options under its stock option plans as capital transactions when the options are exercised. During the nine months ended September 30, 2002, 1.8 million stock options were issued at an average exercise price of $44.90 under the Company’s Incentive Stock Option Plan. Of these options, 1.0 million were fixed stock options and 800,000 were performance-based stock options. The performance-based options vest in equal annual instalments over a five-year period and become exercisable, as to 50% of the grant, if the market price of a common share exceeds $61.00 per share for 20 consecutive trading days during the five-year period ended September 16, 2007 and, as to 100%, if the market price of a common share exceeds $71.00 for 20 consecutive trading days during the same period. The performance-based options expire on September 16, 2007 but will extend to September 16, 2010 for any that become exercisable before September 16, 2007. If the Company had used the fair-value based method to account for stock-based compensation, earnings and earnings per share would have been as follows.

	Three months ended	Nine months ended
(millions of Canadian dollars)	September 30, 2002	September 30, 2002

Earnings/(loss) from continuing operations
As reported	(3.9)	300.2
Stock-based compensation expense	0.8	1.9

Pro forma	(4.7)	298.3
Earnings/(loss) applicable to common shareholders
As reported	(3.9)	542.5
Stock-based compensation expense	0.8	1.9

Pro forma	(4.7)	540.6
Earnings/(loss) per share from continuing operations
As reported	(0.03)	1.89
Pro forma	(0.03)	1.88
Earnings/(loss) per share
As reported	(0.03)	3.42
Pro forma	(0.03)	3.41

1.	Pro forma earnings and earnings per share do not reflect options granted prior to January 1, 2002, the date of adoption of the new standard.

2.	The Black-Scholes model was used to calculate the fair value of the fixed stock options. Significant assumptions include a risk-free interest rate of 5.33%, expected volatility of 25%, an expected life of 10 years and an expected dividend yield of 3.51%. The weighted average grant-date fair value of the fixed stock options granted during the nine months ended September 30, 2002 was $11.42.

3.	A barrier valuation model was used to calculate the fair value of the performance-based options. Significant assumptions include a risk-free interest rate of 4.20%, expected volatility of 24%, an expected life of 8 years and an expected dividend yield of 3.46%. The weighted average grant-date fair value of performance-based options granted during the nine months ended September 30, 2002 was $7.65.

9.   CONTINGENCIES

Late Payment Penalties

In October 2002, the Supreme Court of Canada granted an Application for Leave to Appeal to a customer who commenced an action against Enbridge Gas Distribution (formerly Enbridge Consumers Gas) claiming that the OEB-approved late payment penalties charged to customers were contrary to Canadian federal law. The Court will hear the plaintiff’s appeal of the Ontario Court of Appeal’s decision, released in December 2001, to dismiss a Notice of Appeal filed by the plaintiff in April 2000. The Company believes it has sound defences to the plaintiff’s claim and it intends to vigorously defend the action.

CAPLA Claim

The Canadian Alliance of Pipeline Landowners’ Associations and two individual landowners have commenced an action, which they will be applying to certify as a class action, against the Company and TransCanada PipeLines Limited. The claim relates to restrictions in the National Energy Board Act on the landowners’ use of land within a 30-metre control zone on either side of the pipeline easements. The Company believes it has a sound defence and intends to vigorously defend the claim. Since the outcome is indeterminable, the Company has made no provision for any potential liability.

Supplementary Financial Information
Number of Shares

Common Shares – issued and outstanding	169,784,071
(voting equity shares)
Preference Shares, Series A	5,000,000
(non-voting equity shares)
Total issued and outstanding stock options	7,111,005
(3,944,908 vested)

The Company has a Shareholder Rights plan designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the Company’s outstanding common shares without complying with certain provisions set out in the plan or without approval of the Board of Directors of the Company. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time.

Supplementary information as at October 25, 2002.

NEWS RELEASE

Enbridge to hold investment community conferences in Toronto and New York

CALGARY, Alberta, November 18, 2002 – Enbridge Inc. will hold its fourth annual Enbridge Day investment community conference November 21 in Toronto, Ontario and on November 22 in New York. Investors will hear senior management outline current operations, growth strategies and the Company’s financial outlook.

Investors may participate in the Enbridge Day conference being held in Toronto via a live Internet webcast commencing at 8:00 a.m. Eastern time (6:00 a.m. Mountain time) until 3:00 p.m. Eastern time (1:00 p.m. Mountain time). Interested parties may access the conference web cast through http://www.enbridge.com/investor and by following the conference web cast registration link under Investor News. This web cast will include an accompanying slide show, which will be archived and available for replay approximately two hours after the live event.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system. The Company also is involved in international energy projects and has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides natural gas to customers in Ontario, Quebec and New York State; and is developing a gas distribution system for the province of New Brunswick. The Company employs approximately 4,000 people, primarily in Canada, the U.S. and South America.

Enbridge Contacts:

Media Jim Rennie (403) 231-3931 E-mail: jim.rennie@corp.enbridge.com	Investment Community Colin Gruending (403) 231-5919 E-mail: colin.gruending@corp.enbridge.com

NEWS RELEASE

Enbridge acquires El Paso interest in Alliance

CALGARY, Alberta, November 22, 2002 – Enbridge Inc. today announced that it has closed the acquisition of an additional 6.1% interest in the Alliance Pipeline from the El Paso Corporation. Enbridge will also acquire an additional approximate 1.1% interest from El Paso in the Alliance Pipeline at the end of the first quarter of 2003.

Upon completion of both of these transactions, Enbridge will have increased its interest in the Alliance Pipeline to approximately 38.2% and will have increased its interest in the Aux Sable NGL plant and AC Marketing to approximately 30.9%, each of which will be equal to that of the other largest owner, Fort Chicago Energy Partners. Enbridge has not assumed any of El Paso’s direct natural gas transportation commitments in the pipeline.

Enbridge will pay El Paso approximately Cdn $125 million for its interests in the Alliance Pipeline and the Aux Sable NGL Plant and AC Marketing interests.

The Alliance Pipeline is a 36-inch diameter pipeline with a capacity of 1,550 million cubic feet per day of natural gas. It extends 3,000 kilometres from Fort St. John in British Columbia to Chicago, Illinois. It employs a “high pressure dense phase” technology to create higher transmission efficiency than traditional conventional gas transmission systems. Alliance commenced operations in late 2000. Enbridge was the first pipeline company to invest in Alliance and, in conjunction with a number of natural gas producers, seek to develop alternatives for accessing U.S. markets.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in Ontario, Quebec and New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Enbridge contacts:
MediaInvestment Community

Jim Rennie (403) 231-3931 E-mail: jim.rennie@corp.enbridge.com	Colin Gruending (403) 231-5919 E-mail: colin.gruending@corp.enbridge.com